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www.hoganlovells.com

March 14, 2025

VIA EDGAR

Mr. Scott Anderegg

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polibeli Group Ltd (CIK No. 0002035697)
Response to the Staff’s Comment on the Draft Registration Statement on Form F-4
Confidentially Submitted on February 3, 2025

Dear Mr. Anderegg and Ms. Ransom,

On behalf of our client, Polibeli Group Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the response to the comment contained in the Staff’s letter dated February 20, 2025 on the Company’s draft registration statement on Form F-4 confidentially submitted on February 3, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Staff’s comment is repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

We represent the Company. To the extent any response relates to information concerning Chenghe Acquisition II Co., and such other persons involved in the proposed business combination as set forth in the Registration Statement, such response is included in this letter based on information provided to the Company and us by such other persons or their respective representatives.

Amendment No. 4 to Draft Registration Statement on Form F-4

Cover Page

1.	Revise your Resale Prospectus to disclose at what price the Company Shareholder intends to sell the shares registered consistent with Item 501(b)(3) of Regulation S-K. In this regard, given your disclosure that the Company Shareholder is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, this offering appears to be primary offering that is ineligible to be conducted “at-the-market” pursuant to Rule 415(a)(4) and the shares must be sold at a fixed price for the duration of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page Alt-3 of the resale prospectus contained in the Registration Statement.

Should you have any questions about the response contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

CC:	Fucheng Yan, Chairman, Polibeli Group Ltd

Hua Chen, Chief Executive Officer and Principal Financial Officer, Polibeli Group Ltd

Shibin Wang, Chief Executive Officer and Director, Chenghe Acquisition II Co.

William Burns, Partner, Paul Hastings LLP

Rong Liu, Senior Partner, Marcum Asia CPAs LLP

Jerome Ooi, Partner and Co-Founder, Enrome LLP